Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	25 August 2016, at 2.15 p.m. (EET)

THE LISTING COMMITTEE OF NASDAQ HELSINKI HAS RESOLVED TO DELIST THE SHARES OF BIOTIE THERAPIES CORP.

The Listing Committee of Nasdaq Helsinki Ltd ("Nasdaq Helsinki") has today, 25 August 2016, resolved to terminate public trading and to delist Biotie Therapies Corp.'s (Nasdaq Helsinki: BTH1V) (“Biotie”) shares from the official list of Nasdaq Helsinki after Acorda Therapeutics, Inc. (Nasdaq: ACOR) ("Acorda") has gained title to all outstanding and issued shares in Biotie in the compulsory redemption proceedings in accordance with the Finnish Companies Act.

The decision of the Listing Committee is made pursuant to the application filed by Biotie with the Listing Committee on 18 August 2016 to terminate public trading in Biotie shares and to delist the shares from the official list of Nasdaq Helsinki. In the application, Biotie requested that the quotation of the Biotie shares on the official list of Nasdaq Helsinki is terminated as soon as possible after Acorda has gained title to the shares in Biotie that are subject to the redemption proceedings in accordance with the Finnish Companies Act.

The transfer of title to Acorda and the subsequent termination of public trading and delisting of Biotie shares will be announced in due course through a separate stock exchange release.

Turku, 25 August 2016

Biotie Therapies Corp.
Antero Kallio
CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver. Biotie is a part of Acorda Therapeutics Inc. Group ("Acorda") and its shares, excluding of those owned by Acorda, are currently subject to a redemption process in accordance with the Finnish Companies Act.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, post-stroke walking difficulties, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.